Exhibit 1.5

AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION
Adopted June 12, 2008

(i)Section 23.5 of the Articles of Association has been replaced in its entirety to read as follows:

"23.5 Voting by the board of directors
Issues arising at the board of directors' meetings shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote".

(ii) Section 31 of the Articles of Association has been replaced in its entirety to read as follows:

"31. Indemnification of Office Holders

31.1.	The Company shall not indemnify an Office Holder except in accordance with the following provisions of this section.

31.2.	The Company may indemnify an Office Holder, in advance and retroactively, to the fullest extent permitted under the Statutes.

31.3.	Without derogating the aforesaid under this Article 31.2 hereinabove, the Company may undertake to indemnify an Office Holder as follows:

31.3.1.
The Company may undertake to indemnify an Office Holder for future obligation or expense imposed on him/her in consequence of an act done in his/her capacity as an Office Holder therein or as a result of being an Office Holder, in another company in which the Company holds shares or has interests, as specified in this Section below:

31.3.1.1.
a monetary obligation imposed on him/her or incurred by him/her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator's award;

31.3.1.2.
reasonable legal fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him/her by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him/her and without imposing on him/her financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him/her but with imposing on him/her a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent. For the purposes of these Articles:

"A proceeding that ended without an indictment in a matter in respect of a which an investigation was conducts", means – closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742 - 1982 (the “Criminal Procedure Act”) or a stay of proceedings by the Administrator General pursuant to Section 231 of the Criminal Procedure Act;

“Financial obligation in lieu of a criminal proceeding”, means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746 – 1985, a fine with respect to an offense which was defined as a “finable offense” under the Criminal Procedure Act, a fine or a forfeit.

31.3.1.3.
reasonable litigation costs, including attorney’s fees, incurred by an Office Holder or which he/she is ordered to pay by a court, in proceedings filed against him/her by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

31.3.2.
Such undertaking to indemnify for future events as set forth in Article 31.3.1.1 must be limited to events which in the Board's opinion are foreseeable at the time of giving the indemnity undertaking in view of the Company’s business, and in such amount or standard as the Board deems reasonable under the circumstances.

Such undertaking must specify the events that in the Boards' opinion are foreseeable in view of the Company’s actual business at the time of the undertaking and the amount or the standards that the Board deemed reasonable at the time.

The aggregate amount of indemnification (in addition to any insurance proceeds received) payable pursuant to all such undertakings shall not exceed 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to the applicable payment of indemnification.

31.3.3.
Without prejudice to the aforesaid provisions, the Company may retroactively indemnify an Office Holder for events specified in Article 31.3.1 above, beyond the limits set forth in Article 31.3.2 above."